UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001 34944

(Check One):	☐ Form 10-K ☐ Form N-CSR	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	CUSIP NUMBER G2113X100

For Period Ended: December 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant
China Ceramics Co., Ltd.
Former Name if Applicable

Address of Principal Executive Office (Street and Number)
c/o Jinjiang Hengda Ceramics Co., Ltd., Junbing Industrial Zone, Anhai
City, State and Zip Code
Jinjiang City, Fujian Province, PRC

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or From N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 20-F (the “2013 Annual Report”) of China Ceramics Co., Ltd. (the “Company”) could not be filed within the prescribed time period. The audit of the Company’s consolidated financial statements for the fiscal period ended December 31, 2013 has not been completed as of the date of this notification. On April 30, 2014, the Audit Committee of the Board terminated the engagement of Grant Thornton (Shanghai, PRC), the Company’s principal independent registered public accountants (“GT”). Following the GT termination, the Audit Committee also approved engagement of Crowe Horwath (HK) CPA Limited, as the Company’s principal independent registered public accountant to audit the Company's financial statements for the three fiscal years ended December 31, 2013 as well as to perform services related to the auditing of those financial statements. The Company anticipates that the completion of the 2013 audit process and subsequent filing of the 2013 Annual Report will occur within ninety days following this notification. Therefore, the Company will not be in a position to file the 2013 Annual Report within the timeframe afforded by the SEC rules and regulations pertaining to filing extensions. The Company intends to make additional filings under the Exchange Act rules and regulations for the purposes of disclosing circumstances relating to the foregoing developments.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Giovanni Caruso	212	407-4866
	(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).		☒ Yes ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?		☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
See Exhibit A.

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China Ceramics Co., Ltd.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date : May 1, 2014	By:	/s/ Huang Jia Dong
Name: Huang Jia Dong
Title: Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

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Exhibit A

During the course of the preparation of its 2013 financial statements, the Company identified certain adjustments in the fourth quarter in connection with a write down of assets resulting from unused capacity at the Company’s Hengdali facilty. The Company’s Hengdali facility utilized capacity capable of producing eight million square meters of ceramic tiles annually in 2013 out of an annual productive capacity of 30 million square meters. The Company’s current estimate of the asset write-down for the fourth quarter is approximately $7.5 million.

Preliminary Unaudited Financial Results for the Fourth Quarter of 2013

Revenue for the fourth quarter ended December 31, 2013 was RMB 220.3 million (US$ 36.5 million), a decrease of 10.2% as compared to the fourth quarter of 2012. The year-over-year decrease in revenue was due to an 11.5% decrease in sales volume to 7.7 million square meters of ceramic tiles. The Company attributes its reduced revenue to improved but still recovering business conditions in China’s real estate and construction sectors as a result of the difficult market conditions that began in late 2012. Gross profit for the fourth quarter ended December 31, 2013 was RMB 6.4 million (US$ 1.1 million), a decrease of 78.2% as compared to the fourth quarter of 2012. The year-over-year decrease in gross profit margin was caused by higher raw material prices, a change in product mix towards lower profit margin products and an increased inventory provision which increased cost of sales. Of the total cost of sales for the quarter ended December 31, 2013, RMB 12.7 million (US$ 2.1 million) related to a provision for inventory that was aging as compared to RMB 3.2 million (US$ 0.5 million) for the quarter ended December 31, 2012.

Preliminary Unaudited Financial Results for the Fiscal Year ended December 31, 2013

Revenue for the year ended December 31, 2013 was RMB 932.9 million (US$ 151.9 million) a decrease of 35.4% as compared to RMB 1,444.9 million (US$ 230.7 million) from year ended December 31, 2012. The year-over-year decrease in revenue was mainly due to a 24.8% decrease in the sales volume of ceramic tiles to 34.7 million square meters in the year ended December 31, 2013 from 46.2 million square meters in the same period in 2012 and a 14.1% decrease in the Company’s average selling price, which decreased to RMB 26.9 ($4.4) per square meter for the year end 2013 compared to RMB 31.3 ($5.0) per square meter for the year end 2012. The Company attributes its reduced sales volume in fiscal 2013 to the continued challenging business conditions in China’s real estate and construction sector. However, the Company believes that the decrease in the pricing of its ceramic tile products is temporary and that product pricing will revert to normal levels once business conditions improve. Gross profit was RMB 67.0 million (US$ 10.9 million), down 82.4% from RMB 381.0 million (US$ 60.8 million) for the year ended December 31, 2012. The year-over-year decrease in gross profit margin was primarily driven by a decrease in its average selling price and an increase in materials and labor costs.

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